Exhibit 99.48

PROTECH HOME MEDICAL PROVIDES CORPORATE UPDATE AS COMPANY POSITIONED TO ACCELERATE GROWTH

ROBUST BALANCE SHEET TO ALLOW FOR AGGRESSIVE M&A STRATEGY

Cincinnati, Ohio – July 7, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ) (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to provide a corporate update, including details on the Company’s continued response to COVID-19, commentary on the closing of the recent bought-deal offering and private placement, and an M&A pipeline update.

COVID-19

•	As the COVID-19 pandemic continues to evolve we are pleased to report that our operations continue to perform soundly, with demand remaining elevated and supply chain stability continuing through the third quarter. In particular:

o	Increased demand for respiratory equipment, such as ventilators, and oxygen concentrators.

o	CPAP resupply and other supplies business remains very strong.

o	Sleep business gained strength in the 2nd half of the third quarter.

•	As certain U.S. States see spikes in COVID-19 cases, including some in markets the Company operates, we have taken the necessary steps to plan, prepare and respond to a 2nd wave of COVID-19 cases.

•	The Company’s supply chain for critical equipment remains solid and we are comfortable with our current levels of inventory, however as we feel appropriate, we will opportunistically build inventory to meet the increases in demand, particularly for ventilators and home oxygen equipment.

•	We continue to ensure our patient-facing employees health and wellness when visiting patients and continue to provide them with the appropriate personal protective equipment.

•	With a robust balance sheet, strength in our underlying business, acceleration of our M&A strategy and broad industry tailwinds, we are as confident as ever in our ability to execute.

“Operating strength continued into the third quarter, as our supply chain remained resilient, and momentum continued to build across the business, as an acceleration to treating patients in the home provides us with ample opportunity in the markets in which we currently serve” commented Greg Crawford, CEO, and Chairman of Protech. “We are proud to be on the front-lines helping relieve the strain on the traditional healthcare system and stand ready to assist in the event of a 2nd wave of COVID-19.”

Bought-Deal Offering & Private Placement

As press released on June 29, 2020, the Company announced the closing of a $31.8 million short form prospectus offering, including full exercise of the over-allotment option, and concurrent private placements.

“This extremely successful offering provides an opportunity for Protech to accelerate its growth trajectory, with the company having the strongest balance sheet in its history” commented Greg Crawford, CEO and Chairman of Protech. “By participating in the private placement, Mr, Greenberg and I were thrilled to have participated alongside existing and new shareholders in the offering and believe this a testament to how we feel about Protech’s prospects moving forward. We are also delighted by the level of institutional support that participated in the financing as a whole and believe this will serve our shareholder base well. With over $41 million in cash, we have extraordinary financial flexibility when it comes to growing our business and will be aggressively exploring opportunities. We are well positioned to execute on our three-pronged growth strategy and look forward to updating investors as we continue to make additional progress.”

M&A Pipeline

Protech is focused on executing its corporate strategy that incorporates the implementation of technology, organic growth and strategic acquisitions. Following the closing of the recent financing, the Company has more than $41 million in cash to continue to pursue additional accretive acquisitions that are designed to build scale, within markets currently served, and new markets. The focus remains on strategic locations driven by product mix, distribution volumes and the ability to consolidate distribution channels to drive operating efficiencies and maximize earnings accretion.

We are focused on companies with stable revenue generation and consistent EBITDA margins, which we will focus on increasing sales by expanding product offerings, decrease COGS through purchasing volume, and drive efficiencies across the operations.

Additionally, given our robust balance sheet, we will not shy away from larger accretive transactions as compared to the size of our recent acquisitions, that are designed to significantly add to our presence in a market we serve or potentially even open a new market entirely.

“On the heels of our financing, and as we examine the marketplace in the midst of COVID-19, we continue to build our pipeline of qualified acquisition targets aggressively,” said Hardik Mehta, CFO of Protech. “We will remain extremely disciplined as it comes to our approach and will focus on building long-term shareholder value.”

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company’s acquisition plans and potentially completing acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company successfully identifying, negotiating and completing one or more acquisitions, including conditions precedent for such acquisitions being satisfied. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Investor Relations

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford
Chief Executive Officer
Protech Home Medical Corp.
859-300-6455
investorinfo@myphm.com